Exhibit 99.10

CONSENT OF INDEPENDENT ENGINEERS

March 8, 2016

We refer to our report dated February 8, 2016 and effective December 31, 2015, evaluating the petroleum and natural gas reserves attributable to Crescent Point Energy Corp. the "Company") and its affiliates, which is entitled "Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor" (the "Report").

We hereby consent to the references to our name in the Company's Annual Report on  Form 40-F  to be filed with  the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

We also confirm that we have read the Company's Annual Information Form for the year ended December 31, 2015 dated March 8, 2016, and that we have no reason to believe that there are any misrepresentations in the  information contained therein that was derived from the Report or that is within our knowledge  as a result  of the  services  we performed in connection with such Report.

Yours truly,

Sproule Associates Limited

Richard A. Brekke, P. Eng.
Manager, Engineer and Partner